SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006 and its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007.

Press Release

OTI Reports FY 2006 Fourth Quarter and Full Year Financial Results

—	Annual revenues of $40.6 million; gross margin increased to 46% from 39% in 2005
—	Fourth quarter revenues climb to $13.2 million
—	Q4 GAAP net loss close to breakeven of $(0.3) million; Non-GAAP net income of $0.5 million

Fort Lee, NJ – March 5, 2007 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the fourth quarter and fiscal year ended December 31, 2006.

—	Revenues: Revenues for the year ended December 31, 2006 were $40.6 million, an increase of 14% compared to $35.7 million in the same period last year. Revenues for the fourth quarter reached $13.2 million, an increase of 42% compared to $9.3 million in the same period last year.
—	Gross Margin: Gross margin for the year ended December 31, 2006 was 46% compared to 39% in the same period last year. Gross margin for the fourth quarter was 48% compared to 52% in the fourth quarter of 2005.
—	GAAP Net Income (Loss): GAAP net loss for the year decreased to $(6.6) million from $(9.1) million in the same period last year. GAAP net loss for the fourth quarter was $(0.3) million, a substantial decrease compared to $(2.3) million in the fourth quarter last year.
—	Non-GAAP Net Income (Loss): Non-GAAP net loss for the year ended December 31, 2006 was $(3.4) million, a substantial decrease compared to $(8.4) million in the same period last year. Non GAAP net income for the fourth quarter was $0.5 million compared to a net loss of $(1.9) million in the fourth quarter last year.
—	GAAP Net Income (Loss) per Share: GAAP loss per share for the year was $(0.47) compared to $(0.96) in the same period last year. GAAP loss per share for the fourth quarter was $(0.02), compared to $(0.22) in the fourth quarter of 2005.
—	Non-GAAP Income (Loss) per Share: Non-GAAP net loss per share for the year was $(0.25), compared to $(0.88) in the same period last year. Non–GAAP net income per share for the fourth quarter was $0.03 compared to a net loss per share of $(0.18) for the same period last year.
—	Strong Balance Sheet with cash, equivalents and short term investment totaling $48.3 Million.
—	GAAP operating expenses: GAAP operating expenses for the year were $26.8 million compared to $24.2 million for the same period last year. GAAP operating expenses for the fourth quarter were $6.8 million compared to $7.3 million for the same period last year.
—	Non-GAAP Operating Expenses: $ 23.6 million for the year ended December 31, 2006 compared to $23.5 million for the same period last year. Non-GAAP operating expenses for the fourth quarter were $6.0 million compared to $6.9 million in the same period last year.

Non-GAAP results for the fourth quarter and fiscal year ended December 31, 2006 excludes the impact of SFAS 123(R) and amortization of intangible assets. Non-GAAP results for the fourth quarter and fiscal year of 2005 excludes amortization of intangible assets. Please see the attached tables for a full reconciliation of GAAP to Non-GAAP results.

Commenting on the results, Oded Bashan, Chairman, President & CEO of OTI, said, “We are pleased with the company results in 2006, we had good revenue performance, improved gross margin, which, together with our ability to control operating expenses on a Non-GAAP basis, enabled us to significantly reduce our GAAP loss and achieve a net profit on a non-GAAP basis. The modest decline in cash primarily reflects the need to invest in working capital to support large projects in hand and future growth.

“Looking ahead, we believe the two strategic acquisitions we completed during 2006 will enhance our capabilities in both the payments and ID markets and position us to increase market share and expand the number of opportunities. The primary impact of the SuperCom IPS assets acquisition will occur in the second half of 2007.

“While quarter to quarter lumpiness is characteristic of the early-stage markets in which we participate, we see no major changes in business conditions in any of our vertical markets and we expect to achieve our long term growth trend of 20%-25% for 2007, we expect the second half to be significantly stronger than the first half and growth to be driven mainly by the petroleum and ID markets as well as expansion in the payment markets.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Monday, March 5, 2007, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Chief Marketing Officer and President OTI America, for 9:00 AM EST to discuss operating results and future outlook. To participate, call: 1-888-868-9083 (U.S. toll free), 1-809-245-917 (Israel toll free), 0-800-180-8316 (Germany toll free), 1-973-935-8512 (Standard international).

To attend the Web cast, use the following links: http://www.otiglobal.com/content.aspx?id=226 For those unable to participate, the teleconference will be available for replay until midnight March 11th, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 8503799 or on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

OTI Contact:
Galit Mendelson
Director of Corporate Communications
201 944 5200 ext. 111
galit@otiglobal.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market , our inability to successfully integrate the purchase of assets of SuperCom or to otherwise achieve the expected benefits of the acquisition, to close to due a failure to satisfy closing conditions, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2006	2005	2006	2005

Revenues
Sales	$35,171	$32,266	$10,417	$8,082
Licensing and transaction fees	5,382	3,398	2,775	1,183

Total revenues	40,553	35,664	13,192	9,265

Cost of Revenues
Cost of sales	21,871	21,629	6,911	4,422

Total cost of revenues	21,871	21,629	6,911	4,422

Gross profit	18,682	14,035	6,281	4,843

Operating Expenses
Research and development	7,065	5,405	1,811	1,187
Less - participation by the Office of the
Chief Scientist	-	618	-	(33)

Research and development, net	7,065	4,787	1,811	1,220
Selling and marketing	7,072	7,620	1,952	2,811
General and administrative	11,948	9,666	2,771	2,764
Amortization of intangible assets	821	700	264	415

Expenses relating to raising of capital,
exchange of subsidiary's employees equity
interests in equity interest of the company
and new acquisitions in the Far East*	-	1,768	-	-
Loss (Gain) from sale of subsidiaries	(122)	(374)	-	136

Total operating expenses	26,784	24,167	6,798	7,346

Operating loss	(8,102)	(10,132)	(517)	(2,503)
Financial income, net	1,712	669	434	107
Other expenses, net	(75)	(84)	(95)	(137)

Loss before taxes on income and
minority interests	(6,465)	(9,547)	(178)	(2,533)
Tax on income	323	175	9	352
Minority interests	625	(185)	32	(106)
Equity in loss of affiliate	(1,087)	-	(118)	(5)

Loss before extraordinary item	$(6,604)	$(9,557)	$(255)	$(2,292)
Extraordinary item	-	444	-	-

Net loss	$(6,604)	$(9,113)	$(255)	$(2,292)

Basic and diluted net loss per
ordinary share from:
Loss before extraordinary item	$(0.47)	$(1.01)	$(0.02)	$(0.22)

Extraordinary item	$-	$0.05	$-	$-

Net loss	$(0.47)	$(0.96)	$(0.02)	$(0.22)

Weighted average number of ordinary shares
used in computing basic and diluted net loss
per ordinary share	13,919,958	9,512,198	15,309,225	10,403,971

* Consist of:
Research and development	$-	$78	$-	$-
Selling and marketing	-	231	-	-
General and administrative	-	1,459	-	-

	$-	$1,768	$-	$-

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Year ended December 31, 2006 Adjustments		Non-GAAP

Revenues
Sales	$35,171	-		$35,171
Licensing and transaction fees	5,382	-		5,382

Total revenues	40,553			40,553

Cost of Revenues
Cost of sales	21,871	(15	)(a)	21,856

Total cost of revenues	21,871	(15)		21,856

Gross profit	18,682	15		18,697

Operating Expenses
Research and development	7,065	(1,046	)(a)	6,019
Selling and marketing	7,072	(115	)(a)	6,957
General and administrative	11,948	(1,179	)(a)	10,769
Amortization of intangible assets	821	(821	)(b)	-
Gain from sale of subsidiaries	(122)	-		(122)
Total operating expenses	26,784	(3,161)		23,623

Operating loss	(8,102)	3,176		(4,926)
Financial income, net	1,712	-		1,712
Other expenses, net	(75)	-		(75)

Loss before taxes on income and minority interests	(6,465)	3,176		(3,289)
Taxes on income	323	-		323
Minority interests	625	-		625
Equity in loss of affiliate	(1,087)	-		(1,087)

Net loss	$(6,604)	$3,176		$(3,428)

Basic and diluted net loss
per ordinary share	$(0.47)	$0.22		$(0.25)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	13,919,958			13,919,958

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended December 31, 2006 Adjustments		Non-GAAP

Revenues
Sales	$10,417	-		$10,417
Licensing and transaction fees	2,775	-		2,775

Total revenues	13,192			13,192

Cost of Revenues
Cost of sales	6,911	(4	)(a)	6,907

Total cost of revenues	6,911	(4)		6,907

Gross profit	6,281	4		6,285

Operating Expenses
Research and development	1,811	(248	)(a)	1,563
Selling and marketing	1,952	(17	)(a)	1,935
General and administrative	2,771	(262	)(a)	2,509
Amortization of intangible assets	264	(264	)(b)	-
Total operating expenses	6,798	(791)		6,007

Operating gain (loss)	(517)	795		278
Financial income, net	434	-		434
Other expenses, net	(95)	-		(95)

Gain (Loss) before taxes on income and
minority interests	(178)	795		617
Tax on income	9	-		9
Minority interests	32	-		32
Equity in loss of affiliate	(118)	-		(118)

Net Income(loss)	$(255)	$795		$540

Basic and diluted net income (loss)
per ordinary share	$(0.02)	$0.05		$0.03

Weighted average number of ordinary shares used
in computing basic net income (loss) per ordinary share	15,309,225			15,309,225

Weighted average number of ordinary shares used
in computing diluted net income (loss) per ordinary share	15,309,225			15,978,747

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Year ended December 31, 2005 Adjustments		Non-GAAP

Revenues
Sales	$32,266	-		$32,266
Licensing and transaction fees	3,398	-		3,398

Total revenues	35,664	-		35,664

Cost of Revenues
Cost of sales	21,629	-		21,629

Total cost of revenues	21,629	-		21,629

Gross profit	14,035	-		14,035

Operating Expenses
Research and development	5,405	-		5,405
Less - participation by the Office of the
Chief Scientist	618	-		618

Research and development, net	4,787	-		4,787
Selling and marketing	7,620	-		7,620
General and administrative	9,666	-		9,666
Amortization of intangible assets	700	(700	) (b)	-
Expenses relating to raising of capital,
exchange of subsidiary's employees equity
interests in equity interest of the company
and new acquisitions in the Far East*	1,768	-		1,768
Gain from sale of subsidiaries	(374)	-		(374)

Total operating expenses	24,167	(700)		23,467

Operating loss	(10,132)	700		(9,432)
Financial income, net	669	-		669
Other expenses, net	(84)	-		(84)

Loss before taxes on income and minority interests	(9,547)	700		(8,847)
Tax on income	175	-		175
Minority interests	(185)	-		(185)
Loss before extraordinary item	(9,557)	-		(8,857)
Extraordinary item	444	-		444
Net loss	$(9,113)	$700		$(8,413)

Basic and diluted net loss per ordinary share
Loss before extraordinary item	$(1.01)	$0.07		$(0.93)

Extraordinary item	$0.05	-		$0.05

Net loss	$(0.96)	$0.07		$(0.88)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	9,512,198			9,512,198

* Consist of:
Research and development	$78
Selling and marketing	231
General and administrative	1,459

	$1,768

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended December 31, 2005 Adjustments		Non-GAAP

Revenues
Sales	$8,802	-		$8,802
Licensing and transaction fees	1,183	-		1,183

Total revenues	9,265	-		9,265

Cost of Revenues
Cost of sales	4,422	-		4,422

Total cost of revenues	4,422	-		4,422

Gross profit	4,843	-		4,843

Operating Expenses
Research and development	1,187	-		1,187
Less - participation by the Office of the Chief Scientist	(33)	-		(33)

Research and development, net	1,220	-		1,220
Selling and marketing	2,811	-		2,811
General and administrative	2,764	-		2,764
Amortization of intangible assets	415	(415	) (b)	-
Loss from sale of subsidiaries	136			136
Total operating expenses	7,346	(415)		6,931

Operating loss	(2,503)	415		(2,088)
Financial income, net	107	-		107
Other expenses, net	(137)			(137)
Loss before taxes on income and minority interests	(2,533)	415		(2,118)
Tax on income	352	-		352
Minority interests	(106)	-		(106)
Equity loss of affiliate	(5)	-		(5)
Net loss	$(2,292)	$415		$(1,877)

Basic and diluted net loss per ordinary share	$(0.22)	$0.04		$(0.18)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	10,403,971			10,403,971

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31 2006	December 31 2005

Assets

Current Assets
Cash and cash equivalents	$30,049	$29,657
Short-term investments	18,232	20,004
Trade receivables (net of allowance for doubtful accounts of $234 and $785as of
December 31, 2006 and December 31, 2005, respectively)	10,155	8,350
Other receivables and prepaid expenses	2,109	3,156
Inventories	10,344	6,747

Total current assets	70,889	67,914

Severance Pay Deposits Fund	1,087	583
Long-Term Receivables	1,043	878
Investment in an affiliated company	1,627	2,607
Property, Plant and Equipment, Net	13,318	7,009
Intangible Assets, Net	5,823	1,921
Goodwill	23,387	4,146
Total Assets	$117,174	$85,058

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$498	$760
Trade payables	6,869	4,245
Other current liabilities	3,331	5,771

Total current liabilities	10,698	10,776

Long-Term Liabilities
Long-term loans, net of current maturities	2,117	1,535
Accrued severance pay	3,209	1,909
Deferred tax liabilities	992	293

Total long-term liabilities	6,318	3,737

Total liabilities	17,016	14,513

Minority interests	1,004	310

Shareholders' equity
Ordinary shares of NIS 0.1 par value: authorized - 50,000,000 shares as of
December 31, 2006 and 30,000,000 as of December 31, 2005;
issued 18,592,880 and 11,932,074
shares as of December 31, 2006 and December 31, 2005, respectively;
outstanding 18,243,539 and 11,932,074 shares as of
December 31, 2006 and December 31, 2005, respectively	431	274
Additional paid-in capital	163,102	128,761
Deferred compensation	-	(833)
Accumulated other comprehensive income	424	232
Accumulated deficit	(64,803)	(58,199)

Total shareholders' equity	99,154	70,235

Total Liabilities and Shareholders' Equity	$117,174	$85,058

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December, 31
	2006	2005

Cash flows from operating activities
Net loss	$(6,604)	$(9,113)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued to
employees and others	3,783	9,841
Extraordinary item	-	(444)
Gain from sale of subsidiaries	(122)	(374)
Loss (gain) on sale of property and equipment	44	(20)
Amortization of intangible assets	821	700
Depreciation	1,862	981
Equity in net losses of an affiliated company	1,087	-

Accrued severance pay, net	796	560
Minority share in income (loss) of subsidiaries	(625)	(185)
Accrued interest and linkage differences on long-term loans	(254)	67
Increase (decrease) in deferred tax liabilities	(216)	13
Decrease in short-term investments	-	-
Increase in trade receivables	(2,424)	(587)
Decrease (increase) in other receivables and prepaid expenses	1,142	(1,168)
Increase in inventories	(3,204)	(987)
Increase (decrease) in trade payables	2,558	(1,119)
Increase (decrease) in other current liabilities	(2,147)	895

Net cash used in operating activities	(3,503)	(940)

Cash flows from investing activities

Receipts on account of loans and receivables	350	909
Acquisition of business operations, net of cash acquired	(23)	80
Sale of a consolidated subsidiary, net of cash disposed of	(105)	-
Investment in an affiliated company	-	(2,444)
Purchase of property and equipment	(3,107)	(1,918)
Purchase of available-for-sale securities	(23,643)	(17,875)
Proceeds from maturity of available-for-sale securities	25,446	2,431
Other, net	(9)	20

Net cash used in investing activities	(1,091)	(18,797)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(231)	(630)
Proceeds from issuance of shares and detachable warrants,
net of issuance expenses	-	20,051
Proceeds from long-term bank loans	978	-
Repayment of long-term bank loans	(570)	(721)
Proceeds from minority in subsidiary	1,548	-
Proceeds from exercise of options and warrants, net	3,196	6,709

Net cash provided by financing activities	4,921	25,409

Effect of exchange rate changes on cash	65	68

Increase in cash and cash equivalents	392	5,740
Cash and cash equivalents at the beginning of the year	29,657	23,917

Cash and cash equivalents at the end of the year	$30,049	$29,657

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 6, 2007